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                                                               Exhibit 12(a)(12)


  THERMO ELECTRON AMENDS MINIMUM CONDITION IN TENDER OFFER FOR SPECTRA-PHYSICS
                SHARES AND EXTENDS DEADLINE TO DECEMBER 21, 2001

WALTHAM, Mass., December 17, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it is amending one of the conditions to the closing of its tender offer for Spectra-Physics, Inc. (NASDAQ:SPLI) common stock. The original tender offer, now being amended, required that the number of shares of Spectra-Physics common stock validly tendered and not withdrawn prior to the original expiration date, together with shares owned by Thermo Electron and its subsidiaries, constituted at least 90 percent of the outstanding Spectra-Physics common stock. Thermo Electron has decided to change the percentage for this condition from 90 percent to 86.5 percent. As a result, Thermo Electron has extended the expiration date of the tender offer until midnight, New York City time, on Friday, December 21, 2001. All other terms and conditions of the offer remain unchanged.

         Because of the amendment and extension announced today, holders of Spectra-Physics common stock may tender or withdraw their shares until midnight on Friday, December 21, 2001, unless the offer is further extended. The tender offer previously had been scheduled to expire at midnight on Friday, December 14, 2001.

         Thermo Electron reported that approximately 1,369,942 shares of Spectra-Physics stock were tendered in the offer. These shares, together with the shares owned by Thermo Electron, represent approximately 86.6 percent of the outstanding shares. Thermo Electron has also received guarantees that approximately 1 percent more shares will also be tendered.

         On November 16, 2001, Thermo Electron mailed an offer to purchase to registered holders of Spectra-Physics shares regarding the tender offer and the merger, accompanied by a letter of transmittal that Spectra-Physics shareholders can use to tender their shares in the offer. Beneficial owners of Spectra-Physics shares holding in street name through their brokers can receive the offer to purchase and letter of transmittal from their brokers and should contact their brokers for those documents. Copies of the offer to purchase and letter of transmittal may be requested from D.F. King & Co., Inc., the information agent for the tender offer, by calling (800) 859-8508.

         Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate critical components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 12,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.


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